FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October 23, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
                The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

FORM 20-F X	FORM 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	NO X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “New Collective Labour Agreement for ABN AMRO in the Netherlands,” dated October 22, 2003.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Dated: October 23, 2003	By:	/s/ R.W.J. Groenink
Name: Mr. R.W.J. Groenink Title: Chairman of the Managing Board

By:	/s/ Mr. H. Duijn
Name: Mr. H. Duijn Title: Secretary Managing Board

Item 1.

ABN AMRO CAO 2003 – 2004

Term
The ABN AMRO Collective Labour Agreement (CAO) is valid from 1 June 2003 to 1 June 2004.

Salary
In extension of the salary arrangement made in the CAO 2002 – 2003 covering the period from 1 June 2002 to 1 August 2003, the salary arrangement made in this CAO covers the period from 1 August 2003 to 1 August 2004.
The salaries of the employees, the salary scales and the guaranteed salaries are to be increased by 2.5% effective from 1 November 2003.
Pending the results of the pension study, half of this structural increase will lead to indexation of accrued pension rights. This means that the 2.5% increase will be fully included in the pensionable salary and that the pension rights already accrued will be adjusted by 1.25%. Accordingly, pensions already in payment will be increased by 1.25% on the basis of the pension arrangements applicable before 2000.

Job security
Staff who become redundant due to a reorganisation are given the choice of flowing into Kompas or leaving with the departure premium calculated in the same way as the No Detours incentive premium. In addition, subject to conditions as mentioned in the No Detours Partial Agreement, mortgage conditions may be continued for five years starting from 29 September 2003.

Those who opt to flow into Kompas can remain there for a maximum of 18 months. Each participant will receive a personal career guidance plan. Both internal and external jobs may be offered from the very first day. Suitable jobs must be accepted by the employee involved. What can be deemed ‘suitable’ is defined in 8 of the Implementing Provisions of the Social Charter.

All internal vacancies of ABN AMRO units in the Netherlands will be communicated to Kompas and will be kept exclusively available for Kompas staff during a short period of time.

Even after flowing into Kompas, the employee remains free at all times to opt for departure and will then be eligible for a departure premium equal to 75% of the premium at the start.

Employees who have flowed into Kompas and accept a suitable external job paying a lower compensation & benefits package than that of ABN AMRO will receive compensation that is four times the annual difference (existing No Detours Compensation Scheme). The compensation is maximised at the amount that the employee can receive in the case of optional departure after flowing into Kompas.

If the period of 18 months ends without finding a suitable job, the contract of employment between the employee and bank is terminated. The employee involved will then still receive 75% of the premium that was optional at the start.

Staff who are involved in a reorganisation and are 57 1/2 or older on the day that the (definite) reorganisation decision is taken will not be made redundant. These employees must in principle be offered a job at the unit in question.

These job security arrangements are effective until 1 January 2008.

2

Separate transitional measures are applicable to specific groups of staff:
–	Employees who have flowed into Kompas through the No Detours Partial Agreement retain their existing rights, such as the entitlement to claim the No Detours Compensation Scheme. The 18-month period, starting from 29 September 2003, is also applicable to them. At the end of the 18-month period, the contract of employment is terminated and the employee involved receives 75% of the premium.
–	New arrangements also apply to employees already being redeployed in Kompas and for staff in the LAC (formerly Mobility Units). The 18-month period starting from 29 September 2003 will also be applicable to them.
–	Employees who are currently in the employment pool of Kompas had arrangements until 1 January 2005 but that term is now to be changed to their early retirement date under the Transitional Early Retirement Scheme. As for staff in the employment pool who are not eligible for the Transitional Early Retirement Scheme, the 18-month period will apply from 29 September 2003.

Pensions
The following measures are to be taken in the field of pensions.

Article 26 of the pension regulations 2000 will be cancelled, so that all participants fall within the 2000 pension scheme without (partial) guarantees from former schemes.
For each participant the guaranteed capital achieved on 31 October 2003 (based on the old final-pay system) is added to the pension capital accrued on the basis of the new scheme. For participants born before 1964 who have not yet reached the end of their salary scale, the guaranteed settlement will take place as if they had reached the end of their salary scale (assuming their current appraisal bonus).

Participants born before 1964 with a small number of participation years who are put at a disproportionate disadvantage by the cancellation of the guarantees and whose future pension income threatens to be too low may claim extra compensation. The bank will set aside a budget (still to be determined) for this purpose.

From 1 April 2005 the determination of the pensionable amount and the indexation of accrued capital sums, pensions in payment and dormant pension rights will take place on the same date, namely 1 April of each year.

The provisions in chapter 11.3 of CAO 2002/2003 concerning the linkage of pensions in payment and dormant pension rights under the old regime to CAO salary increases will be cancelled. This means that the bank will not bear the cost of indexation if the pension fund is unable to apply indexation.

Agreement on pension study
The following agreement to conduct a study will be included in the new CAO.
“Parties agree that there is an imbalance in the ratio between pension costs and salary costs. Parties wish to restore the balance in this ratio. The cost reduction necessary for this purpose must be realised by adjusting the pension scheme and/or by a different distribution of the pension costs between the bank and employee. Arrangements for achieving this cost reduction will be made in this study. The outcome of the study will be implemented from 1 January 2005.”

Working hours
Employees in the salary scales 12 and higher are free as from 2004 to opt for a structural working week of 40 hours (2080 hours annually). They are no longer required to make this choice annually as a temporary adjustment of their working hours.

3

Shift in appraisal cycle
In 2005 the annual appraisal cycle will shift from 1 January to 1 April. Employees who have not yet reached the end of their salary scale at 1 April 2005 will receive a one-off compensation sum as a result of this shift. This payment will be equal to 0.75% of the then applicable salary.

Simplification of the conditions of employment
During the term of the new CAO, parties will conduct a joint study into a major simplification of the conditions of employment. The KIS Project, that is to be set up for this purpose, will seek to achieve this aim on a cost-neutral basis and without impairing the value of the compensation & benefits package for the individual employee.
The findings of the study are to lead to arrangements for a less complex compensation & benefits package with a wide range of clear options that is to become operational on 1 January 2005.

Statutory changes
If and insofar as the government’s proposed measures in the field of occupational disability and early retirement are indeed implemented, parties will hold consultations on the possible consequences.